The Pennant Group, Inc.

1675 East Riverside Drive

Suite 150

Eagle, Idaho 83616

September 5, 2019

VIA EDGAR

Division of Corporate Finance

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Pennant Group, Inc.

Registration Statement on Form 10

File No. 001-38900

Ladies and Gentleman:

The Pennant Group, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced registration statement (as amended to date, the “Registration Statement”) be accelerated to 10:00 a.m., Eastern time, on September 9, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Nagler and that such effectiveness also be confirmed in writing.

Very truly yours,

THE PENNANT GROUP, INC.

By:	/s/ Daniel H Walker
Name: Daniel H Walker
Title: Chief Executive Officer and President

cc:	Kirkland & Ellis LLP

Christian O. Nagler